Robert E. Burwell	12636 High Bluff Drive, Suite 400
Direct Dial: (858) 523-5408	San Diego, California 92130-2071
Rob.Burwell@LW.com	Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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File No. 026004-0000

VIA EDGAR AND FAX

Mr. H. Christopher Owings

Assistant Director Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	PriceSmart, Inc.

Form 10-K for Fiscal Year Ended August 31, 2007, Filed November 29, 2007

Form 10-K/A for Fiscal Year Ended August 31, 2007, Filed December 26, 2007

Form 10-Q for Fiscal Quarter Ended November 30, 2007, Filed January 9, 2008

File No. 0-22793

Dear Mr. Owings:

We are in receipt of the Staff’s letter dated April 24, 2008 with respect to the above-referenced Form 10-K, Form 10-K/A and Form 10-Q. Per our discussions with the Staff, we are responding to the Staff’s comments on behalf of PriceSmart, Inc. (“PriceSmart”) and have included proposed revised disclosure on Annex I hereto. For ease of reference, we have set forth the Staff’s comment and PriceSmart’s response below.

Form 10-K for Fiscal Year Ended August 31, 2007

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

1.	We note your response to prior comment 2 in our letter dated February 28, 2008. We further note your discussion of your fixed cost and local economic conditions. However, we also cited several examples and requested that you discuss any known trends or material opportunities, challenges, and risk in short and long term and the actions you are taking to address them. In addition, we note for example, that in your risk factor that you list several risks that you face because of the international nature of your business. Please expand your discussion to disclose those trends, risk or opportunities facing you and the action you are taking in response.

May 21, 2008

PriceSmart’s Response: Please see the revised disclosure relating to this Staff Comment Number 1 in Annex I.

Form 10-Q for Fiscal Quarter Ended February 29, 2008

2.	Please apply the above comment to you future quarterly reports on Form 10-Q.

PriceSmart Response: As applicable, PriceSmart will include the additional disclosures discussed in this letter in its future filings.

* * * * *

Please call me at (858) 523-5408 with any questions or comments you may have.

Very truly yours,

/s/ ROBERT E. BURWELL
Robert E. Burwell of LATHAM & WATKINS LLP

cc:	Scott Anderegg, Esq.

Securities and Exchange Commission

Mr. Robert E. Price

Robert M. Gans, Esq.

PriceSmart, Inc.

ANNEX I

PROPOSED REVISED DISCLOSURES

Revised Disclosure in Response to Staff Comment No. 1

PriceSmart plans to insert the following at the end of the overview at the beginning of “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

In general, the Company’s earnings improve and cash flows from operations increase as sales increase. Although the Company’s cost of goods sold is largely variable with sales, a portion of the Company’s selling, general and administrative expenses rise relatively slowly in relation to sales increases. Therefore, the Company prioritizes initiatives that it expects will have the greatest impact on increasing sales. Looking forward to the next several quarters, the following items are likely to have an impact on business and the results of operations:

General Economic Factors

•

Global increases in fuel and food prices may reduce PriceSmart members’ discretionary purchasing power. This would result in lower sales for the Company, particularly in high ticket or discretionary items.

•

Many PriceSmart markets are susceptible to foreign exchange rate volatility. Exchange rate changes either increase or decrease the cost of imported products. Approximately 49% of the Company’s net warehouse sales are comprised of products imported into the markets where PriceSmart warehouse clubs are located. The Company purchases these goods in dollar-denominated transactions. In general, local currencies in PriceSmart markets have gradually declined relative to the dollar, with the exception of the currencies of Costa Rica and Guatemala whose currencies have appreciated relative to the dollar in the past few months. Declines in local currencies relative to the dollar effectively increase the cost to the Company’s members of imported products, and appreciation in local currencies make imported products more affordable. There is no way to accurately forecast how currencies may trade in the future. PriceSmart monitors movements in currency rates and makes adjustments to pricing of U.S. merchandise from time to time.

•

Inflation rates have been increasing in certain markets, with the highest annual rate being in Nicaragua at a reported 16% per year. Inflation has had and may continue to have a positive impact on Company sales, particularly basic food commodities. However, inflation increases the Company’s expenses, particularly wages and utilities.

Current and Future Management Actions

•

The Company’s strategy is to continually seek ways to reduce prices for its members. This involves improving purchasing and lowering operating expenses. The strong growth in sales that the Company has experienced during the last three years has improved the Company’s buying power and has resulted in leveraging of costs. This allows for reduced prices, thereby providing better value to PriceSmart members.

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•

The Company has recently signed a lease for a larger dry distribution center in Miami, Florida. The additional space will permit the Company to more efficiently service the PriceSmart locations and to realize efficiencies in distribution operating expenses. The Company is evaluating the requirements for its frozen and refrigerated distribution center, which may result in relocation to a larger facility.

•

The Company continues to introduce its co-branded credit card to PriceSmart members in Central America. The Company anticipates that as more members obtain and use the card, there will be additional expense savings. Also, the Company is working on an agreement to introduce a co-branded credit card to the PriceSmart locations in the Caribbean to reduce expenses and to provide a benefit to PriceSmart members.

•

Based on the success of previously expanding the size of certain PriceSmart buildings, four additional PriceSmart locations will be expanded by an average of 7,500 square feet each. These expansions will result in larger sales areas to support additional sales.

•

The Company continues to evaluate sites for additional PriceSmart locations. Although a specific target for new warehouse club openings in fiscal year 2008 and beyond has not been set, management believes that there are opportunities to add locations in certain PriceSmart markets. The Company will announce plans to open new warehouse clubs if and when suitable sites are identified.

•

The Company’s policy is to own its real estate wherever possible because of the lower operating expenses associated with ownership and because PriceSmart’s successful business enhances real estate values. In that regard, the Company considers purchasing additional land adjacent to new PriceSmart locations for commercial real estate development both as a profit center and to complement the PriceSmart business format.

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